UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________

SCHEDULE 13D/A
(Amendment No. 8)

CHINA TRANSINFO TECHNOLOGY CORP.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

169453 10 7
(CUSIP Number)

Shudong Xia
9th Floor, Vision Building,
No. 39 Xueyuanlu, Haidian District,
Beijing, China 100191

Copies to
Louis A. Bevilacqua
Pillsbury Winthrop Shaw Pittman LLP
2300 N Street, NW
Washington, DC 20037
(202) 663-8000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 26, 2011
(Date of Event which Requires Filing Statement on Schedule 13D)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

CUSIP NO: 169453 10 7

1.	NAMES OF REPORTING PERSONS
IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Karmen Investment Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [_]
(b) [X]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

SC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEM 2(e) or 2(f)			[__]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands

NUMBER OF	7.	SOLE VOTING POWER
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER	6,005,242 shares of common stock (1)
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER	6,005,242 shares of common stock (1)

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,005,242 shares of common stock (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES			[X] (2)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
23.76% (2)

14.	TYPE OF REPORTING PERSON
CO

(1) Includes 6,005,242 shares of our common stock owned by Karmen Investment Holdings Limited (“Karmen”), which is wholly-owned by East Action Investment Holdings Ltd. (“East Action”) of which Shudong Xia is the sole owner. Mr. Xia may be deemed to be a beneficial owner of the shares held by Karmen.

(2) All percentages set forth herein are based upon 25,270,069 shares of our common stock outstanding as of the date of this Amendment No. 8. In addition, notwithstanding the fact that Karmen is a party to the Voting Agreement (as defined below) and as a result, the reporting persons herein may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, each reporting person disclaims beneficial ownership of any securities held by any persons not a reporting person herein.

CUSIP NO: 169453 10 7

1.			NAMES OF REPORTING PERSONS

IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

East Action Investment Holdings Ltd.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a) [ ]
(b) [ X ]

3.			SEC USE ONLY

4.			SOURCE OF FUNDS

SC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEM 2(e) or 2(f)			[__]

6.			CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
NUMBER OF	7.	SOLE VOTING POWER
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER	6,005,242 shares of common stock (1)
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER	6,005,242 shares of common stock (1)
11.			AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,005,242 shares of common stock (1)

12.			CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES			[X] (2)

13.			PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

23.76% (2)

14.			TYPE OF REPORTING PERSON

CO

(1) Includes 6,005,242 shares of our common stock owned by Karmen, which is wholly-owned by East Action of which Shudong Xia is the sole owner. Mr. Xia may be deemed to be a beneficial owner of the shares held by Karmen.

(2) All percentages set forth herein are based upon 25,270,069 shares of our common stock outstanding as of the date of this Amendment No. 8. In addition, notwithstanding the fact that Karmen is a party to the Voting Agreement (as defined below) and as a result, the reporting persons herein may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, each reporting person disclaims beneficial ownership of any securities held by any persons not a reporting person herein.

CUSIP NO: 169453 10 7

1.	NAMES OF REPORTING PERSONS
IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Shudong Xia

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) [ ]
(b) [ X ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

SC, PF

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
TO ITEM 2(e) or 2(f)				[__]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

People’s Republic of China

NUMBER OF	7.	SOLE VOTING POWER	6,494,229 shares of common stock (1)
SHARES
BENEFICIALLY	8.	SHARED VOTING POWER
OWNED BY
EACH	9.	SOLE DISPOSITIVE POWER	6,494,229 shares of common stock (1)
REPORTING
PERSON WITH	10.	SHARED DISPOSITIVE POWER

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

6,494,229 shares of common stock (1)

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES				[X] (2)

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

25.70% (2)

14.	TYPE OF REPORTING PERSON

IN

(1) Includes 6,005,242 shares of our common stock owned by Karmen, which is wholly-owned by East Action of which Shudong Xia is the sole owner and 400,000 shares individually owned by Mr. Xia. Mr. Xia may be deemed to be a beneficial owner of the shares held by Karmen.

(2) All percentages set forth herein are based upon 25,270,069 shares of our common stock outstanding as of the date of this Amendment No. 8. In addition, notwithstanding the fact that Karmen is a party to the Voting Agreement (as defined below) and as a result, the reporting persons herein may be deemed to constitute a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, each reporting person disclaims beneficial ownership of any securities held by any persons not a reporting person herein.

This Amendment No. 8 to Schedule 13D ("Amendment No. 8") relates to the common stock, par value $0.001 per share (the "Common Stock"), of China TransInfo Technology Corp., a Nevada corporation (the "Company"). This Amendment No. 8 is being filed jointly by Karmen, East Action and Shudong Xia (collectively, the "Reporting Persons") to amend and supplement the Items set forth below of the Reporting Persons’ Schedule 13D previously filed with the Securities and Exchange Commission (the "SEC") on May 15, 2007, as amended on September 3, 2008, April 26, 2010, March 9, 2011, March 16, 2011, March 24, 2011, April 15, 2011 and May 10, 2011 (collectively, "Schedule 13D").

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of Schedule 13D is supplemented by the following:

Since the filing of the last amendment to Schedule 13D on May 10, 2011, Shudong Xia has acquired additional 88,987 shares of Common Stock for an aggregate purchase price of $285,927 as of the close of business on August 29, 2011. Such purchases were funded from Shudong Xia’s personal funds.

Item 4. Purpose of Transaction.

Item 4 is hereby amended and restated as follows:

Pursuant to a certain Share Exchange Agreement, dated as of May 14, 2007 (the "Share Exchange Agreement"), by and among the Company, Cabowise International Ltd., a British Virgin Islands company ("Cabowise"), Weicheng International Inc., a California corporation, Foster Growth Ltd., a British Virgin Islands company, and all of the stockholders of Cabowise, 50,000,000 ordinary shares of Cabowise were exchanged for 10,841,492 shares of the Company's Common Stock. Karmen, which owned 88.24% of Cabowise, received 9,566,532 shares of the Common Stock. Because Shudong Xia owned 68% of East Action, which, in turn, owned 100 percent of Karmen, Mr. Xia may be deemed to beneficially own 100% of the 9,566,532 shares of Common Stock held by Karmen even though Mr. Xia did not have economic rights to 32% of those shares which economic rights were held by Danxia Huang, Zhibin Lai, Zhiping Zhang and Mao Pan (collectively, the "Other Shareholders").

On July 17, 2008, the Company and its then 95% owned Chinese subsidiary, Beijing PKU Chinafront High Technology Co., Ltd. entered into a securities purchase agreement (the "Purchase Agreement") with SAIF Partners III L.P. ("SAIF"). Under the Purchase Agreement, the Company issued and sold to SAIF 2,586,207 shares of the Company's Common Stock (the "Shares") at a price per share of $5.80 for an aggregate purchase price of $15.0 million. In connection with the Purchase Agreement, the Company and its two major shareholders of the Company, Karmen and Leguna Verde Investments Limited ("Leguna"), entered into a voting agreement (the "Voting Agreement") with SAIF, pursuant to which, among other things, the Company agreed to ensure the election of two new directors within a pre-defined period. In addition, under the Voting Agreement, Karmen, Leguna and SAIF agreed, during the term of the Voting Agreement, to vote, or cause to be voted, all shares owned by them, to ensure that the individual designated by SAIF will be elected as a director of the Company.

On March 22, 2010, the Board of Directors of Karmen adopted resolutions relating to the distribution of 3,561,290 shares of the Common Stock held by Karmen to its sole shareholder, East Action. The purpose of the distribution was to allow East Action to then distribute those shares to Mr. Xia and the Other Shareholders. In the case of the Other Shareholders, the distribution constituted their entire economic interest in Company Common Stock that was held by East Action and Karmen and allows the Other Shareholders to hold those shares directly instead of indirectly through East Action and Karmen. Accordingly, on March 22, 2010, East Action entered into a redemption agreement (the "Redemption Agreement") with all of the Other Shareholders, pursuant to which, the Other Shareholders tendered an aggregate of 16,000 ordinary shares, par value $1.00 per share, of East Action in exchange for an aggregate of 3,061,290 shares of the Common Stock. In addition, pursuant to the Redemption Agreement, East Action redeemed 2,613 ordinary shares from Mr. Xia in exchange for 500,000 shares of the Common Stock, which Mr. Xia then gifted to another individual. As a result of the transactions described above, Shudong Xia now solely wholly owns East Action, which, in turn, wholly owns Karmen. Mr. Xia may be deemed to be a beneficial owner of the 6,005,242 shares of Common Stock held by Karmen.

Shudong Xia entered into an agreement, designed to satisfy the requirements of Rule 10b5-1 of the Securities Exchange Act of 1934, as amended (“Rule 10b5-1”), to purchase additional shares of Common Stock. The agreement dated December 22, 2010 between Shudong Xia and Merrill Lynch, Pierce, Fenner & Smith Incorporated (the “Broker”), authorized the Broker to purchase on behalf of Shudong Xia, during the period between February 24, 2011 and February 24, 2012 (the “Purchase Period”), up to 400,000 shares of Common Stock on the open market at prevailing market prices and subject to a maximum price condition (the “Merrill Lynch Rule 10b5-1 Purchase Plan”). As of the close of business on May 9, 2011, Shudong Xia had purchased in the aggregate 400,000 shares of Common Stock pursuant to the Merrill Lynch Rule 10b5-1 Purchase Plan and as a result, the Merrill Lynch Rule 10b5-1 Purchase Plan was terminated. A copy of the Rule 10b5-1 Purchase Plan was filed as Exhibit 99.5 to Amendment No. 3 to Schedule 13D on March 9, 2011 and is incorporated herein by reference.

On June 22, 2011, Mr. Xia entered into another purchase agreement in accordance with Rule 10b5-1 with Roth Capital Partners, LLC (“Roth”), pursuant to which Roth was authorized to purchase on behalf of Mr. Xia, up to 750,000 shares of Common Stock on the open market at prevailing market prices and subject to a maximum price condition, during the period between August 22, 2011 and August 22, 2012 (the “Roth Rule 10b5-1 Purchase Plan”). As of the close of business on August 29, 2011, Mr. Xia had purchased an aggregate of 54,787 shares of Common Stock pursuant to the Roth Rule 10b5-1 Purchase Plan. A copy of the Roth Rule 10b5-1 Purchase Plan is attached hereto as Exhibit 99.6 and is incorporated herein by reference.

Other than as described above in this Item 4 or as would occur upon completion of any of the actions discussed herein, including in any Exhibits hereto, the Reporting Persons have made no proposals, and have entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

Item 5 is hereby amended and restated as follows:

(a) – (b) As of the date of this Amendment No. 8, Karmen beneficially owns 6,005,242 shares of the Common Stock, representing 23.76% of the outstanding shares of the Company. Shudong Xia and East Action may be deemed to be beneficial owners for purposes of filing this Amendment No. 8, each of which disclaims beneficial ownership in such shares, except to the extent of their pecuniary interest therein. By virtue of his direct and indirect control of Karmen and East Action, Shudong Xia is deemed to have sole voting and dispositive powers with respect to the shares of Common Stock beneficially owned by Karmen, as to which East Action and Karmen are deemed to have shared voting and dispositive powers.

Karmen may be deemed to have formed a “group” with Leguna and SAIF and therefore all of the Reporting Persons may be deemed to have beneficial ownership over a total of 11,431,612 shares of the Company’s Common Stock, thus having beneficial ownership of approximately 45.24% of the shares of the Company’s Common Stock.

Notwithstanding the fact that Karmen is a party to the Voting Agreement and as a result, the Reporting Persons herein may be deemed to constitute a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, each Reporting Person disclaims beneficial ownership of any securities held by any persons not a Reporting Person herein.

In addition, as of the close of business on August 29, 2011, Shudong Xia individually owns 488,987 shares of Common Stock representing 1.94% of the outstanding shares of the Company, as to which he has sole voting and dispositive powers.

(c) During the past 60 days, pursuant to the Roth Rule 10b5-1 Purchase Plan, Shudong Xia acquired an aggregate of 54,787 shares of Common Stock for an aggregate purchase price of $172,691. A list of the transactions in the Company’s Common Stock that were effected by Shudong Xia during the past 60 days is attached hereto as Exhibit 99.7.

(d) None.

(e) Not applicable.

Item 7. Material to be Filed as Exhibits.

Exhibit No.	Description
99.1	Joint Filing Agreement
99.2	Securities Purchase Agreement (incorporated by reference to Exhibit 10.1 of Issuer’s Form 8-K filed July 18, 2008)
99.3	Registration Rights Agreement (incorporated by reference to Exhibit 4.1 of Issuer’s Form 8-K filed July 18, 2008)
99.4	Voting Agreement (incorporated by reference to Exhibit 10.2 of Issuer’s Form 8-K filed July 18, 2008)
99.5

Rule 10b5-1 Purchase Plan between Shudong Xia and Merrill Lynch, Pierce, Fenner & Smith Incorporated dated December 22, 2010 (incorporated by reference to Exhibit 99.5 to Amendment No. 3 to Schedule 13D filed March 9, 2011)

99.6	Rule 10b5-1 Purchase Plan between Shudong Xia and Merrill Lynch, Pierce, Fenner & Smith Incorporated dated December 22, 2010
99.7	List of the Transactions during the past 60 Days

SIGNATURES

After reasonable inquiry and to the best of his and its knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2011

Karmen Investment Holdings Limited	East Action Investment Holdings Ltd.

By: /s/ Shudong Xia	By: /s/ Shudong Xia
Shudong Xia	Shudong Xia
Director	Director

/s/ Shudong Xia
Shudong Xia